Secured Digital Application, Inc.
           11, Jalan 51A/223, 46100 Petaling Jaya , Selangor Malaysia
                    Phone: (603) 79554582 Fax (603) 79578310
                            URL: www.digitalapps.net

August 9, 2005

Mr. Larry M. Spirgel, Assistant Director
Securities and Exchange Commission
450 5th Street NW
Mail Stop 3561
Washington, D.C. 20549

Re: Secured Digital Applications, Inc. ("SDA", or the "Company") Form 10-KSB for the year ended December 31, 2004
         Form 10-QSB for the quarter ended March 31, 2005
         Commission file number: 000-25658

Dear Mr. Spirgel:

This letter provides responses to the comments contained in your letter of July 15, 2005, regarding the Company's Form 10-KSB for the year ended December 31, 2004, and the Company's March 31, 2005 Form 10-QSB. These responses are numbered in accordance with the numbered comments contained in your letter.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Consolidated Statements of Operations, page F-4
-----------------------------------------------

1. In previously filed reports, product sales have not been considered material to the Company's financial statements. We will comply with your request to segregate revenues and costs of revenues of our products and services in our future filings.


Note 2: Significant Accounting Policies, page F-12
--------------------------------------------------

Revenue Recognition, page F-15
------------------------------

2. The phrase "revenue represents the net invoiced value of goods sold" means revenue, net of discounts, allowances and returns. The Company's sources of revenues are from its Applications, Material Handling, and Apple Computer ("Gallant") businesses as follows:

     a. Applications revenue is derived from applications development services, services in connection with the operation of a broadband network, and sales of devices that utilize broadband networks as well as sales of biometric security products.

     b. Material Handling revenue is derived from services we provide in connection with industrial moving, land transportation and secured logistics, the sale of industrial packing and unpacking equipment as well as the sale, rental and servicing of material handling equipment.

     c. Apple Computer revenues are derived primarily from the sale of Apple Computers and related accessories in an authorized Apple Center as well as the supply and provision of information technology products and services.

Mr. Larry Spirgel, Assistant Director                             August 9, 2005
Securities and Exchange Commission                                        Page 2

The Company recognizes revenues pursuant to SAB 104 and related authoritative literature. Revenues from services are recognized when the services are provided. Revenues from the sales of products and equipment are recognized when the significant risks and rewards of ownership have passed to the customer. Factors such as customer acceptance return policies, post shipment obligations, warranties, credits and discounts, rebates, and price protection or similar privileges, have historically not been considered significant and have had no material impact on revenue recognition.

Future Company filings will reflect additional disclosure and clarification of the Company's revenue recognition policies.

Note 3: Acquisition and Disposal of Subsidiaries, page F-19
-----------------------------------------------------------

3. The Company acquired/formed the investments referred to in Note 3 to the December 31, 2004 financial statements as follows:

     - The Company acquired its majority equity interests in AEC, ALG, ASS and ATG (the "Subsidiaries") from AMH for total consideration of $268,046, of which $119,047 was allocated to ASS, and $148,999 was allocated to AEC, ALG and ATG.

     -    The Company invested $3,947 in TW upon TW's formation.

     - The Company acquired its equity investments in ATP and AEG from AMH for total consideration of $45,222.

     Through December 31, 2004, the Company paid $263,158 to AMH, of the total amount owed to AMH of $313,268. As of December 31, 2004, the Company has a remaining liability of $50,110 to AMH, which is recorded in "other payables".

4. No goodwill was recognized upon the Company's acquisition of the Subsidiaries. The Company sold AEC, ALG, ATG and TW (the "Group") in December 2004, which had an original cost of $152,946 ($148,999 allocated to AEC, ALG and ATG plus $3,947 allocated to TW). From the date of the Group's acquisition/formation through the disposal date, the Company's share of losses attributed to the Group was $140,644. As a result, the $131,115 gain on disposal of the Group was determined based on the difference between the cash consideration received of $143,417 and the remaining carrying value of the Company's investment in the Group of $12,302.

Note 13: Shareholders' Equity, page F-29
----------------------------------------

5. The Company formed SDA America, Inc. ("SDAA", a non-operating, Delaware Corporation) as a wholly-owned subsidiary in May 2004, solely for the purpose of establishing a U.S based subsidiary to facilitate the Series A Convertible Preferred Stock (the "Series A") Transaction.

     The Company accounted for the issuance of the Series A as permanent equity in consideration of Emerging Issues Task Force (EITF) Topic No. D-98, Classification and Measurement of Redeemable Securities. Although the Company has the option to redeem the Series A, the Series A is not (1) redeemable at a fixed or determinable price on a fixed or determinable date
     (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.

Mr. Larry Spirgel, Assistant Director                             August 9, 2005
Securities and Exchange Commission                                        Page 3

     As discussed in Note 13, in November 2004, the Company issued warrants to purchase 1,300,000 shares of the Company's common stock in consideration for the Series A holder agreeing to amend the Securities Purchase Agreement (the "SPA") to remove the listing requirement, as defined, from the SPA.

     In accounting for this transaction, the Company considered the provisions of EITF No. 00-18, Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other than Employees, and whether the corresponding cost (of equity instruments) is an immediate expense or a prepaid asset (or whether the debit should be characterized as contra-equity). The Company determined that the removal of the listing requirement was a cost associated with the Series A issuance, and therefore represented a discount to the issuance (a contra-equity presentation).

     The Company classified the $6.5 million of restricted cash as a current asset because pursuant to the SPA, the funds can be used for working capital purposes.

     Please note that on August 1, 2005, the Laurus Master Fund, Ltd. ("Laurus") converted accrued dividends on the Series A preferred and pursuant to an agreement between the Company and Laurus, the Series A preferred was cancelled. The Company also redeemed its outstanding Convertible Term Note with Laurus in connection with the winding down of the Laurus funding. These transactions were reported on Form 8-K, filed August 3, 2005.

Form 8-K Filed September 30, 2004
---------------------------------

6. The Company made a determination subsequent to the filing of the Form 8-K filed September 30, 2004, that Gallant represented an individually insignificant business, and the aggregate impact of individually insignificant businesses acquired (Gallant and Asiaco) did not exceed 50%. Therefore, the Company determined that financial statements of Gallant (and Asiaco) were not required to be filed in an amended Form 8-K pursuant to
     Item 310(c) of Regulation S-B.


Comments or questions regarding the above responses should be directed to the undersigned at telephone number (603) 79567026 or email p.lim@eystar.com.

Sincerely,



/s/  Patrick Soon-Hock Lim
---------------------------------------
Patrick Soon-Hock Lim
Chairman and Chief Executive Officer